Waton Financial Limited

October 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Mail Stop 4631
Washington, DC 20549

Attn:	John Stickel and Susan Block
	Re:	Waton Financial Limited Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 9, 2024 CIK No. 0001987363

Dear Mr. Stickel and Ms. Block:

Waton Financial Limited (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 4, 2024, regarding its Amendment No. 1 to Draft Registration Statement on Form F-1 (“Amendment No. 1”). For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amendment No. 2”) is filed to accompany this response letter.

Amendment No. 1

Prospectus Summary, page 1

1. We note your disclosure here and elsewhere that in February 2024, WSI, through equity method investment, acquired a 55% interest in LeFeng Hainan Private Equity Fund Management Limited, a limited liability company established in the PRC, which has not commenced operations as of the date of this prospectus. Please expand your disclosure to clarify the details surrounding your acquisition of this interest, including the costs involved and any material terms of the transaction. Also, discuss your purpose for acquiring a majority interest of an LLC with no present operations, what operations are anticipated for this entity along with the timeline for such plans, and how it fits into your overall business strategy.

Response: In response to the Staff’s comment, we respectfully advise the Staff that on October 10, 2024, WSI and the sole director of LeFeng (the “Purchaser”) entered into a share transfer agreement, pursuant to which WSI agreed to sell and the Purchaser agreed to purchase the 55% equity interest in LeFeng for a consideration of HK$7,000,000 (equivalent to approximately US$900,000) (the “Divestment”). The Divestment will be completed upon the payment of the consideration, which is anticipated to occur before the end of this calendar year. As of the date of this response, the payment of the consideration has not been completed. LeFeng has not commenced operations since its incorporation in February 2024 and through the date of this response. The Divestment presents an opportunity for WSI to realize its investment and focus its resources on its current business. We have revised our disclosure on pages 4, 63 and 64 of Amendment No. 2 and have made conforming revisions to our disclosures throughout Amendment No. 2 accordingly.

Risk Factors

If WSI is to provide services to virtual assets, page 35

2. We note your disclosure that WSI has notified the HKSFC of its intention to engage in the Virtual Assets Introducing Agent Business and the HKSFC is reviewing the application. Please also discuss the risk, if true, that there is no guarantee that the application to engage in the Virtual Assets Introducing Agent Business will be approved.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 36 and 37 of Amendment No. 2 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

3. Please revise your MD&A to discuss your financial condition and material changes in financial condition. Refer to Item 303 of Regulation S-K for guidance.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 18, 74 and 75 of Amendment No. 2 accordingly.

Business - Overview, page 89

4. We note your disclosure here and on page 96 that you had more than 2,900 securities brokerage customers who have opened trading accounts and over 600 active customers with assets in their trading accounts. We also note your disclosure on page 90 that you provided software licensing and related support services to a total of 8 companies. Please revise to clarify if these brokerage customers are customers of the companies that have procured your trading platform APP. If not, please revise to clarify why certain customers using your trading platform APP also procure your software licensing and related support services which is a significant source of your revenue. Please more clearly explain how and why your different customers utilize your trading platform APP and software services.

Response: In response to the Staff’s comment, we respectfully advise the Staff that (i) among the 2,900 securities brokerage customers who opened trading accounts with WSI, 33 of which are corporate customers who opened corporate accounts and 1 of which is an introducing broker customer who opened an omnibus account. The remaining portion of the securities brokerage customers are individual customers who opened individual accounts and typically trade through WSI’s own trading platform APP and only require securities brokerage services, margin financing services and other related services; (ii) the number of securities brokerage customers who have opened trading accounts with WSI does not include the number of customers of the companies that have procured the trading platform APP through the software licensing and related support services, as only 1 out of 8 companies who procured the software licensing and related support services has opened an omnibus account with WSI and become WSI’s introducing broker customer and such customer manages the omnibus account and executes trades on behalf of its end user investors with funds inside the omnibus account, and for the remaining 7 companies, WSI and WTI are only engaged to develop and deliver the trading platform APP based on their requirements, as they do not require WSI’s securities brokerage services, margin financing services and other related services; and (iii) the Broker Cloud Solutions, which combines software licensing and related support services and securities brokerage services, margin financing services and other related services, target local or overseas securities brokers who do not have requisite trading rights and/or are not trading participants of the Hong Kong or the U.S. major stock exchanges, who may have such one-stop service needs. We have revised our disclosure on pages 93, 100, 101 and 105 of Amendment No. 2 and have made conforming revisions to our disclosures throughout Amendment No. 2.

Business, page 89

5. We note your response to prior comment 16, and that based on your revised disclosure on page 65 you have acquired less than 1% of the Series C Preferred Shares of New Markets (BVI) Limited, the holding company of The Micro Connect. While we note that negotiations are ongoing, and terms and timelines for implementation have not been established, please clarify here and on page 65 that absent a formal agreement there remains uncertainty and thus no guarantee you will ever be able to add the trading function of The Micro Connect’s Daily Revenue Contracts in your trading platform APP, or advise.

Response: In response to the Staff’s comment, we confirm that the contract negotiations remain ongoing with The Micro Connect and no agreement has been entered into and there is no concrete timeline for the parties to implement the plan of developing and listing, and, therefore, there remains uncertainty and there is no guarantee that WSI will ever be able to add the trading function of The Micro Connect’s Daily Revenue Contracts in WSI’s trading platform APP. We have revised our disclosure on pages 66 and 96 of Amendment No. 2 accordingly.

Related Party Transactions, page 125

6. Please revise footnote (i) on page 126 to clarify if the disclosure about WSI disposing of a certain portion of its other investment to Zhou Kai at a consideration of approximately $2.0 million related to the sale of a portion of New Markets (BVI) Limited, the holding company of The Micro Connect, as discussed on page 65. We also note that the table references a third footnote, marked (iii), for Mr. Zhou Kai but we are unable to locate such footnote.

Response: In response to the Staff’s comment, we have revised our disclosure on page 130 of Amendment No. 2 accordingly.

Financial Statements , page F-3

7. Please refer to prior comment 9. It appears you identified an error and corrected it in the current Form F-1 filed September 9, 2024. Please revise to disclose the information required by ASC 250-10-50-7 or tell us how you considered that this information was not required.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 45, 46, 77, 78, F-18 and F-19 of Amendment No. 2 accordingly. While preparing the consolidated financial statements for the fiscal years ended March 31, 2024, and 2023, as part of Amendment No. 1, the Company discovered a US$1.2 million misclassification error between accumulated deficits and accumulated other comprehensive income as of April 1, 2021, caused by an incorrect formula linkage between the two financial statement line items. This error led to an overstatement of accumulated other comprehensive income and an understatement of accumulated deficits as of March 31, 2023, March 31, 2022, and April 1, 2021, in the consolidated financial statements included in the  Draft Registration Statement on Form F-1 submitted to the SEC on December 22, 2023.

The Company conducted a quantitative and qualitative assessment of the prior period misstatements in accordance with Staff Accounting Bulletin No. 108 (“SAB 108”), which addresses the consideration of prior year misstatements in quantifying current year misstatements, and Staff Accounting Bulletin No. 99 (“SAB 99”) on materiality. We concluded that the error did not affect earnings or other significant trends, as it was purely a misclassification between two equity accounts, with no impact on the prior year’s statements of operations and comprehensive income. Additionally, it did not affect management’s expectations, compliance with regulatory requirements, segment information, or management compensation. The Company corrected the error in the consolidated financial statements as of and for the year ended March 31, 2023, prospectively in the Amendment No.1 to Draft Registration Statement on Form F-1 submitted to the SEC on September 9, 2024, and has revised our disclosures under ASC 250-10-50-7.

8. Please refer to prior comment 25. To the extent that you have material receivables that are past due, please revise here or in MD&A to quantify the aging of past due receivable balances into separate past due buckets (e.g. , 30 days past due, > 90 days past due, > 180 days past due, etc.) and disclose when you consider the receivable to be past due.

Response: The Company respectfully advises that there was no material past due receivables as of March 31, 2024 and 2023, respectively. We have revised our disclosure on pages 74 and 75 of Amendment No. 2 accordingly.

Consolidated Statements of Operations and Comprehensive Income, page F-4

9. It appears that the nature of revenue generated through your bond distribution services is significantly different than revenue generated from trading on your APP. For example, we note your disclosure on page 24 that bond distribution revenue is on a project-by-project basis and that brokerage revenue appears to be much more predictable and recurring. Given the materiality and potential variability of your bond distribution revenue, please consider separately presenting this revenue on your income statement or tell us why you believe separate presentation is not appropriate.

Response: The Company respectfully acknowledges that bond distribution revenue is recognized on a project-by-project basis, and respectfully advises the Staff that our revenues from bond distribution services are commission-based and regulated by the HKSFC under WSI’s license for Type 1 regulated activity (dealing in securities) and managed by the same group of responsible officers and managers.

We aggregate all commission-based revenue streams, including trading on the APP and bond distribution, under brokerage and commission income in the income statement. Additionally, we disaggregate bond distribution commission income in Note 7 of the consolidated financial statements for the fiscal years ended March 31, 2024, and 2023 in accordance with the disclosure requirements of ASC 606-10-55-89 through ASC 606-10-55-91.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

10. We note that the number and amount of ordinary shares and the amount of additional paid-in capital changed as of March 31, 2022 and 2023 and that earnings per share for fiscal year 2023 changed as compared to the prior Form F-1 filed on December 22, 2023. We also note disclosure in the prior filing that amounts were “Retrospectively restated for the effect of recapitalization in September 2023 (See Note 8 and 13).” Please tell us why the amounts changed and revise to disclose the information required by ASC 250-10-50-7 as needed.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-18 and F-19 of Amendment No. 2 and have made conforming revisions to our disclosures throughout Amendment No. 2 accordingly. The Company respectfully provides the following information regarding the changes in the number of ordinary shares, additional paid-in capital, and earnings per share for the fiscal year March 31, 2023, compared to the Draft Registration Statement on Form F-1 submitted to the SEC on December 22, 2023.

The changes are due to an error in which we did not correctly apply the effect of the one thousand-for-one stock split and the change in par value to the 8,830 new shares issued on September 28, 2023, as required by ASC 260-10-55-12. We also inappropriately included 4,000,000 shares repurchased for a cash consideration of $4 million in September 2023, which should not have been accounted for as a retrospective event to the previously issued financial statements. This error resulted in an understatement of ordinary shares and an overstatement of additional paid-in capital by US$12.83 million as of March 31, 2023. This error was identified, among others, when the Company engaged a new accounting firm to re-audit the consolidated financial statements for the year ended March 31, 2023.

The Company applied SAB 108 and SAB 99 to analyze this error and concluded that it did not impact earnings or other significant trends. Specifically, the error did not turn income into a loss or vice versa, nor did it affect management’s expectations, regulatory compliance, segment information, or management compensation. The earnings per share for the fiscal year ended March 31, 2023, was adjusted from $(0.77) to $(0.53) per share. Additionally, the Company’s ordinary shares are wholly owned by our parent company. The Company corrected the error in the consolidated financial statements as of and for the year ended March 31, 2023, prospectively in the Amendment No.1 to Draft Registration Statement on Form F-1 submitted to the SEC on September 9, 2024, and has revised our disclosures under ASC 250-10-50-7.

Note 2. Summary of Significant Policies - (n) Investment, cost, page F-11

11. Noting the disclosure here that appears to indicate that during fiscal year 2024 you purchased an investment for $6.8 million and subsequently sold $3.3 million of the investment, please tell us where cash flows from the sale are presented in the statement of cash flows. Please revise as needed.

Response: The Company respectfully advises that the sales of investment were non-cash transactions that were offset with amounts due to related parties and payables to clients for an aggregate amount of $3.3 million and were disclosed in the “Supplemental Schedule of Non-Cash Investing and Financing Activities” in the statements of cash flows.

Note 2. Summary of Significant Policies - Software licensing and related support services income, page F-13

12. Please refer to prior comment 14. Please revise to provide a description of the output method used related to the single performance obligation with WGI and how this method is applied to recognize revenue. Refer to ASC 606-10-50-18 for guidance.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 80, F-13 and F-14 of Amendment No. 2 accordingly.

Note 7. Disaggregated Revenue, page F-21

13. Please refer to prior comment 14. We note your disclosure on page F-13 that software licensing and related support services revenue related to the contract with WGI is accounted for as a single performance obligation over time based on the output method. We also note that the license of software appears to be perpetual and that you appear to have recognized the entire amount related to the license of software in FY 2023. Please identify for us the key contractual terms and provide the specific accounting guidance you considered related to the following:

•	clarify how you determined the transaction price for each fiscal year;

•	quantify the transaction price for each fiscal year;

•	clarify the term of the contract and how this relates to the length of time of the performance obligation;

•	clarify how you satisfy the performance obligation related to the license of the perpetual software and the support services in order to recognize revenue; and

•
clarify whether there are renewal rights and if so how you account for them including how you considered if the renewal rights are material rights, if they are separate performance obligations and if so, how you considered the portion of the transaction price to allocate to the renewal right as discussed in ASC 606-10-25-16B and ASC606-10-55-41.

Please revise your disclosure here and in your summary of significant accounting policies as needed.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 80, F-13 and F-14 of Amendment No. 2 accordingly. The Company respectfully advises that the Company identified three promises in its contract with WGI: (i) a one-time fee for the initial software license of $50,000 (the “Initial Software License”); (ii) a one-time fee for specific customizations and upgrades to be delivered between April 1, 2022, and March 31, 2023, totaling $1,550,000 (the “Customized Modules and Updates”); and (iii) fixed-term maintenance and support (“M&S”) services from April 1, 2022, to March 31, 2023, for $1,200,000.

Following ASC 606-10-55-54 through ASC 606-10-55-56 and ASC 606-10-25-14 through ASC 606-10-25-22, the Company determined that the Initial Software License and the Customized Modules and Updates should be combined and treated as a single performance obligation, as the Customized Modules and Updates are (1) defined by WGI in fulfilling its intended business purposes, including but not limited to, interfaces and connectivity to multiple clearing brokers and stock exchange, specific user portal, specific KYC and compliance procedure, etc, (2) essential to the core functionality of the Initial Software License, and (3) practically unlikely be obtained from other sources once the Initial Software License was applied. As WGI simultaneously received and benefited from the WSI’s performance, obtained control of the Initial Software License and the Customized Modules and Updates as soon as they were made available, the Company recognized the revenue of the performance obligation using the output method based on measurements of the value of the goods or services transferred to date relative to the remaining goods or services promised under the contract. The Company began the project in February 2021, transferred the Initial Software License with basic functionalities in March 2022, which include account opening, basic ordering and single clearing organization connectivity, and progressively delivered Customized Modules and Updates in 2023, completing all transfers by the end of January 2023. As the payment terms under the contract require settlement within one months to six months of the completion and delivery of goods or services, the Company determined that the time value of money would not materially impact the amount of revenue recognized, Therefore, it was concluded that no significant financing component exists. Therefore, we recognized $1.6 million as the total transaction price for the performance obligation for the year ended March 31, 2023.

The promise to provide maintenance and support (M&S) services was separately identifiable from the Initial Software License as well as the Customized Modules and Updates. It did not involve significant customization or modification of the software, nor did it prevent WGI from engaging other vendors for M&S. We provided troubleshooting, technical support, and the right to receive unspecified software updates, along with other related services, through a dedicated team to ensure the smooth and continuous operation of the application during the fixed contract period. Therefore, the Company identified the M&S services as a separate performance obligation in accordance with ASC 606-10-25-19 through ASC 606-10-25-21. Since WGI continuously received and benefited from our M&S services after the transfer of the Initial Software License in March 2022, the Company recognized the M&S revenue over the 12-month fixed term specified in the contract for the year ended March 31, 2023.  The M&S service is renewable for two years from the effective date of February 1, 2021. As of the date of this response, the M&S service has been renewed for the period from April 1, 2023, to March 31, 2024, for $1.2 million. The Company evaluated ASC 606-10-55-41 and ASC 606-10-25-16B and concluded that the renewal option does not grant WGI the right to acquire additional goods or services for free or at a discount. Therefore, the renewal rights are not considered material rights.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ CHU Chun On Franco
CHU Chun On Franco
Chief Executive Officer of the Company

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC